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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tower Tech Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

891861106

(CUSIP Number)

Jeffrey L. Gendell
55 Railroad Avenue, 1st Floor
Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,893,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,893,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,893,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 14,518,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 14,518,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,518,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,755,194

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,755,194

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,755,194

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,755,194

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,755,194

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,755,194

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,897,003

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,897,003

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,897,003

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,897,003

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,897,003

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,897,003

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,196,136

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,196,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,196,136

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine 25 Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,625,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,625,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,625,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 27,366,667

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 27,366,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,366,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 35.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons to further amend the Schedule 13D originally filed on March 5, 2007 and amended on August 29, 2007, relating to the common stock, $0.001 par value per share (the “Common Stock”), of Tower Tech Holdings Inc. (the “Company”).  The Company’s principal executive offices are located at 101 South 16th Street, P.O. Box 1957, Manitowoc, Wisconsin 54221-1957.

Item 2.  Identity and Background

(a)   This Statement is filed by:

(i)	Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii)	Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by each of TCP and T25;

(iii)	Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

(iv)	Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF; and

(v)	Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(vi)	Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

(vii)

Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by Tontine Overseas Fund, Ltd., a Cayman Islands exempted company (“TOF”);

(viii)	Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership (“T25”), with respect to the shares of Common Stock directly owned by it;

(ix)	Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TCP, TMF, TP, TOF and T25.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)         The address of the principal business and principal office of each of TCP, TCM, TMF, TCO, TP, TM, TOF, TOA and T25 is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)          The principal business of each of TMF, TCP, TP and T25 is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of both TCP and T25.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is serving as the investment advisor of TOF.  Mr. Gendell serves as the managing member of TCM, TCO, TM and TOA.

(d)         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            Each of TCP and TP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO, TCM, TM and TOA is a limited liability company organized under the laws of the State of Delaware.  Each of TMF and T25 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

On October 19, 2007, pursuant to a Securities Purchase Agreement dated August 22, 2007 (the “Company SPA”), TMF purchased 1,781,861 shares of Common Stock from the Company for a purchase price of $7,127,444, TP purchased 4,897,003 shares of Common Stock from the Company for a purchase price of $19,588,012, TOF purchased 3,196,136 shares of Common Stock from the Company for a purchase price of $12,784,544, and T25 purchased 2,625,000 shares of Common Stock from the Company for a purchase price of $10,500,000, for a total purchase by TMF, TP, TOF and T25 from the Company of 12,500,000 shares with an aggregate purchase price of $50,000,000 in cash.  The Common Stock purchased by TMF, TP, TOF and T25 pursuant to the Company SPA is collectively referred to as the “Company Shares.”

In addition to purchasing their respective portions of the Company Shares, pursuant to the Company SPA, on October 19, 2007, each of TMF, TP and TOF (each, a “Holder”) purchased a Senior Subordinated Promissory Note from the Company (each, a “Note”, and collectively, the “Notes”), with TMF purchasing a Note in the principal amount of approximately $4,511,040, TP purchasing a Note in the principal amount of approximately $12,397,475, and TOF purchasing a Note in the principal amount of approximately $8,091,482, for a total purchase by TMF, TP and TOF from the Company of Notes with an aggregate principal amount of approximately $25,000,000.  Each Holder will have the right to convert both (i) the outstanding principal of the Holder’s Note, and (ii) any interest thereon (including both paid-in-kind interest and accrued and unpaid interest) into newly issued shares of Common Stock of the Company at a conversion rate of $7.50 per share (the “Conversion Rights”).  The Conversion Rights shall become effective on January 19, 2008, provided that the Conversion Rights may not be exercised during the six-month period following the date on which the Company files a registration statement with the Securities and Exchange Commission for the purpose of registering shares to be offered by the Company in a rights offering to its stockholders.  The terms of the Company SPA and the Notes are described in greater detail in Item 6.

Mr. Gendell, TCO, TCM, TM and TOA do not directly own any shares of Common Stock.  All of the Company Shares were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.  Purpose of Transaction

The Reporting Persons have acquired the Company Shares and the Notes for investment purposes and in the ordinary course of business.  The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.  Pursuant to the Company SPA, the Company has agreed to use the proceeds from the sale of the Company Shares and the Notes to the Reporting Persons to complete the acquisition by the Company of Brad Foote Gear Works, Inc. (“Brad Foote”).

As described in greater detail in Item 6, so long as the Reporting Persons hold a certain percentage of Common Stock, they will have both the right to appoint up to three nominees to the Company’s Board of Directors, and the right to appoint a representative to observe meetings of the respective Board and committee meetings of the Company and its subsidiaries.  On October 24, 2007, the Company appointed James M. Lindstrom, William M. Barrett and Charles H. Beynon, Tontine’s nominees, to its Board of Directors.  The Company has agreed that it shall limit the number of directors serving on its board to no more than nine directors for so long as the Reporting Persons have the right to appoint at least one director to the Company’s Board of Directors.

In addition, as described in greater detail in Item 6, TCP and TMF have entered into an agreement with the former shareholders of Brad Foote, whereby the parties have agreed that, so long as the respective parties hold certain percentages of Common Stock, the Reporting Persons shall vote their shares of Common Stock in favor of electing J. Cameron Drecoll as director of the Company, and the former shareholders of Brad Foote shall vote their shares of Common Stock in favor of electing the individuals nominated by the Reporting Persons as directors of the Company.

Under the terms of the Company SPA, the sale of the Company Shares and the Notes was subject to certain conditions, including, among others, that (i) at the Closing, the parties execute and deliver the amendment to the Registration Rights Agreement, as described in Item 6; and (ii) all of the conditions necessary for the acquisition of Brad Foote to be consummated shall have been satisfied.  In addition, the Company has approved the acquisition by the Reporting Persons of up to 40% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons will not be subject to certain restrictions set forth in the Nevada Revised Statutes.  The Company has also agreed that it shall not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 40% of the outstanding Common Stock on a fully diluted basis) shall not be subject to anti-takeover provisions included in any of the

Company’s organizational documents or the laws or regulations of any governmental authority.  The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration

Item 5.  Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 2 to Schedule 13D, and includes the Company Shares, but does not include the shares of Common Stock that shall be issued to a Holder of a Note upon such Holder’s exercise of its Conversion Rights.

A.    Tontine Capital Partners, L.P.

(a)   Aggregate number of shares beneficially owned: 11,893,334.  Percentage: 15.6%.  The percentages used herein and in the rest of Item 5 are calculated based upon 76,260,914 shares of Common Stock of the Company issued and outstanding as of the date of this Amendment (which consists of 47,724,464 shares of Common Stock issued and outstanding as of August 22, 2007 (as reflected in Section 4.3 of the Company SPA, included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 24, 2007), plus 12,500,000 shares issued by the Company under the Company SPA, plus 16,036,450 shares issued to J. Cameron Drecoll, Patrick Rosmonowski, Dennis Palmer and Noel Davis (the “Brad Foote Sellers”) as partial consideration for the Company’s acquisition of Brad Foote (as reflected in Item 2.01 of the Company’s Current Report on Form 8-K filed on October 24, 2007), but does not include the shares of Common Stock issuable to a Holder of a Note upon such Holder’s exercise of its Conversion Rights).

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  11,893,334

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  11,893,334

(c)   TCP has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 1 to this Schedule 13D by the Reporting Persons on August 29, 2007.

(d)   TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)   Not applicable.

B.    Tontine Capital Management, L.L.C.

(a)   Aggregate number of shares beneficially owned:  14,518,334.  Percentage:  19.0%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  14,518,334

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  14,518,334

(c)   TCM has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 1 to this Schedule 13D by the Reporting Persons on August 29, 2007.  Pursuant to the Company SPA, on October 19, 2007, T25 purchased 2,625,000 shares of Common Stock from the Company for $4.00 per share.

(d)   Not applicable.

C.    Tontine Capital Overseas Master Fund, L.P.

(a)   Aggregate number of shares beneficially owned: 4,755,194.  Percentage:  6.2%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  4,755,194

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  4,755,194

(c)   Pursuant to the Company SPA, on October 19, 2007, TMF purchased 1,781,861 shares of Common Stock from the Company for $4.00 per share.

(d)   TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)   Not applicable.

D.    Tontine Capital Overseas GP, L.L.C.

(a)   Aggregate number of shares beneficially owned: 4,755,194.  Percentage:  6.2%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  4,755,194

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  4,755,194

(c)   TCO has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 1 to this Schedule 13D by the Reporting Persons on August 29, 2007.  Pursuant to the Company SPA, on October 19, 2007, TMF purchased 1,781,861 shares of Common Stock from the Company for $4.00 per share.

(d)   Not applicable.

(e)   Not applicable.

E.     Tontine Partners, L.P.

(a)   Aggregate number of shares beneficially owned:  4,897,003.  Percentage:  6.4%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  4,897,003

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  4,897,003

(c)   Pursuant to the Company SPA, on October 19, 2007, TP purchased 4,897,003 shares of Common Stock from the Company for $4.00 per share.

(d)   TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)   Not applicable.

F.     Tontine Management, L.L.C.

(a)   Aggregate number of shares beneficially owned:  4,897,003.  Percentage:  6.4%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  4,897,003

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  4,897,003

(c)   TM has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 1 to this Schedule 13D by the Reporting Persons on August 29, 2007.  Pursuant to the Company SPA, on October 19, 2007, TP purchased 4,897,003 shares of Common Stock from the Company for $4.00 per share.

(d)   Not applicable.

(e)   Not applicable.

G.    Tontine Overseas Associates, L.L.C.

(a)   Aggregate number of shares beneficially owned:  3,196,136.  Percentage:  4.2%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  3,196,136

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  3,196,136

(c)   TOA has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 1 to this Schedule 13D by the Reporting Persons on August 29, 2007.  Pursuant to the Company SPA, on October 19, 2007, TOF purchased 3,196,136 shares of Common Stock from the Company for $4.00 per share.

(d)   Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company.  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e)   Not applicable.

H.    Tontine 25 Overseas Master Fund, L.P.

(a)   Aggregate number of shares beneficially owned:  2,625,000.  Percentage:  3.4%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  2,625,000

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  2,625,000

(c)   Pursuant to the Company SPA, on October 19, 2007, T25 purchased 2,625,000 shares of Common Stock from the Company for $4.00 per share.

(d)   TCM, the general partner of T25, has the power to direct the affairs of T25, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)   Not applicable.

I.      Jeffrey L. Gendell

(a)   Aggregate number of shares beneficially owned:  27,366,667.  Percentage:  35.9%.

(b)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  27,366,667

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  27,366,667

(c)   Mr. Gendell has not engaged in any transactions in the Common Stock of the Company since the filing of Amendment 1 to this Schedule 13D by the Reporting Persons on August 29, 2007.  Pursuant to the Company SPA, on October 19, 2007, TMF purchased 1,781,861 shares of Common Stock from the Company for $4.00 per share, TP purchased 4,897,003 shares of Common Stock from the Company for $4.00 per share, TOF purchased 3,196,136 shares of Common Stock from the Company for $4.00 per share, and T25 purchased 2,625,000 shares of Common Stock from the Company for $4.00 per share

(d)   Not applicable.

(e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A.  Company SPA

On August 22, 2007, TCP, TMF and the Company entered into the Company SPA and on October 19, 2007, TP, TOF and T25 were added as parties.  Pursuant to the Company SPA, the Company (i) sold 12,500,000 shares of Common Stock at $4.00 per share, of which TMF purchased 1,781,861 shares, TP purchased 4,897,003 shares, TOF purchased 3,196,136 shares and T25 purchased 2,625,000 shares, for an aggregate purchase price of $50,000,000 and (ii) issued Notes to each of TMF, TP, and TOF in the aggregate principal amount of approximately $25,000,000.  The transactions contemplated by the Company SPA were consummated on October 19, 2007 (the "Closing").  Pursuant to the terms of the Company SPA, the Company has used the proceeds from the sale of the Company Shares and the Notes to complete the acquisition of Brad Foote.  The Company, TCP and TMF previously entered into a Securities Purchase Agreement (the “Initial SPA”), pursuant to which the Reporting Persons have the right to appoint certain individuals to the Company’s Board of Directors and to observe the meetings of the Company’s Board of Directors, its subsidiaries, and their respective committees.  Under the Company SPA, the parties have agreed to affirm and expand the rights granted in the Initial SPA, such that so long as the Reporting Persons hold (i) at least 10% of the Common Stock, they have the right to appoint two members of the Company’s Board of Directors; and (ii) at least 20% of the Common Stock they have the right to appoint three members of the Company’s Board of Directors.  On October 24, 2007, the Company appointed James M. Lindstrom, William M. Barrett and Charles H. Beynon, Tontine’s nominees, to its Board of Directors.  The Company has agreed that it shall limit the number of directors serving on its Board to no more than nine directors for so long as the Reporting Persons have the right to appoint directors to the Company’s Board of Directors.  In addition, so long as the Reporting Persons hold 10% or more of the Common Stock, they shall have the right to appoint a representative to observe all Board meetings of the Company, the Company’s subsidiaries and their respective committees.

Under the terms of the Company SPA, the sale of the Company Shares and the Notes was subject to certain conditions, including, among others, (i) the parties executing and delivering an Amendment to the Registration Rights Agreement, as described below; and (ii) that all of the conditions necessary for the consummation of the acquisition by the Company of Brad Foote be satisfied.  The Company has approved the acquisition by the Reporting Persons of up to 40% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons will not be subject to certain restrictions set forth in the Nevada Revised Statutes.  The Company has also agreed that it shall not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by the Reporting Persons (up to 40% of the outstanding Common Stock on a fully diluted basis) shall not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws or regulations of any governmental authority.  The Company SPA also contains standard representations and warranties, as well as other customary terms and conditions.

B.  Amendment to the Registration Rights Agreement

On October 19, 2007, the Company, TCP, TMF, TP, TOF and T25 entered into an Amendment (the “Amendment”) to the Registration Rights Agreement dated as of March 1, 2007 (the “Registration Rights Agreement”) between the Company, TCP and TMF.  Pursuant to the Registration Rights Agreement, as amended, the Company is required to file a shelf registration statement and grant to TCP, TMF, TP, TOF and T25 (and their qualifying transferees) certain demand and “piggyback” registration rights in connection with their shares of Common Stock.  Among other things, the terms of the Amendment (i) extended the period of time provided to the Company pursuant to the Registration Rights Agreement to file its initial registration statement, and (ii) added TP, TOF and T25 as parties to the Registration Rights Agreement.

C.  Notes

Under the Company SPA, TCP, TMF, TP, TOF and T25 agreed to provide interim debt financing at the Closing in the aggregate principal amount of approximately $25,000,000.00, in exchange for Notes from the Company in like principal amount.  At the Closing, TMF purchased a Note in the principal amount of approximately $4,511,040, TP purchased a Note in the principal amount of approximately $12,397,475, and TOF purchased a Note in the principal amount of approximately $8,091,482, for a total purchase by TMF, TP and TOF from the Company of Notes with an aggregate principal amount of approximately $25,000,000.  The Notes have a term of three years and shall be repaid as follows: (i) on the first anniversary, 10% of the original principal amount, (ii) on the second anniversary, 40% of the original principal amount and (iii) a final payment of the outstanding principal balance together with any accrued and unpaid interest thereon due at maturity.  Interest shall be payable in cash or in kind at a rate of 9.5% per annum for the first nine months and 13.5% per annum for the period thereafter.  The Notes are unsecured and subordinate to the Company’s Senior Indebtedness (as defined in the Notes).  Each Holder (or any subsequent holder) has the right to convert both (i) the outstanding principal of its respective Note, and (ii) any interest thereon (including both paid-in-kind interest and accrued and unpaid interest) into newly issued shares of Common Stock of the Company at a conversion rate of $7.50 per share (the “Conversion Rights”).  The Conversion Rights shall become effective on January 19, 2007, provided that the Conversion Rights may not be exercised during the six-month period following the date on which the Company files a registration statement with the Securities and Exchange Commission for the purpose of registering shares to be offered by the Company in a rights offering to its stockholders.

D. Proxy Agreement

On August 22, 2007, the Company entered into an agreement that provides for the purchase by the Company of all of the stock of Brad Foote from the Brad Foote Sellers.  On August 22, TCP, TMF and the Brad Foote Sellers entered into an agreement (the “Proxy Agreement”) whereby TCP and TMF agreed that, so long as the Brad Foote Sellers collectively own at least 15% of the Common Stock of the Company, TCP and TMF and their affiliates would vote their shares of the Common Stock of the Company in favor of the election of J. Cameron Drecoll as a director of the Company.  In addition, under the Proxy Agreement, the Brad Foote Sellers agreed that, so long as the Reporting Persons have the right to appoint at least one director to the Board of Directors of the Company under either the Initial SPA or the Company SPA, the Brad Foote Sellers would vote their shares of Common Stock of the Company in favor of the election of those individuals appointed by the Reporting Persons.

The foregoing summaries of the Company SPA, the Amendment to the Registration Rights Agreement, the Notes and the Proxy Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits 1 through 6, which are incorporated by reference herein.

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

1.  Company SPA, dated August 22, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Tower Tech Holdings Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 24, 2007).

2.  Amendment to Registration Rights Agreement, dated October 19, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Tontine Partners, L.P., Tontine Overseas Fund, Ltd., Tontine 25 Overseas Master Fund, L.P. and Tower Tech Holdings Inc. (incorporated by reference to Exhibit 6 to the Company’s Current Report on Form 8-K filed on October 24, 2007).

3.  Senior Subordinated Promissory Note by Tower Tech Inc. in favor of Tontine Capital Overseas Master Fund, L.P., dated as of October 19, 2007, in the amount of $4,511,040.04 (incorporated by reference to Exhibit 3 to the Company’s Current Report on Form 8-K filed on October 24, 2007).

4.  Senior Subordinated Promissory Note by Tower Tech Inc. in favor of Tontine Partners, L.P., dated as of October 19, 2007, in the amount of $12,397,475.41 (incorporated by reference to Exhibit 4 to the Company’s Current Report on Form 8-K filed on October 24, 2007).

5.  Senior Subordinated Promissory Note by Tower Tech Inc. in favor of Tontine Overseas Fund, Ltd., dated as of October 19, 2007, in the amount of $8,091,482.04 (incorporated by reference to Exhibit 5 to the Company’s Current Report on Form 8-K filed on October 24, 2007).

6.  Proxy Agreement, dated August 22, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., J. Cameron Drecoll, Patrick Rosmonowski, Dennis Palmer and Noel Davis (incorporated by reference to Exhibit 5 to the Company’s Amendment No.1 to Schedule 13D filed on August 29, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2007
Date

/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P. and Tontine 25 Overseas Master Fund, L.P., as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., and as managing member of Tontine Overseas Associates, L.L.C., investment advisor of Tontine Overseas Fund, Ltd.

Name/Title